

Contact: **Joel S. Marcus**
                 Chief Executive Officer
                 Alexandria Real Estate Equities, Inc.
                 (626) 578-9693

ALEXANDRIA REAL ESTATE EQUITIES, INC.
REPORTS
THIRD QUARTER 2004 RESULTS

– Company Reports Funds from Operations of $1.12 Per Common Share (Diluted), and
Net Income Available to Common Stockholders of 58 Cents Per Share (Diluted), for
Third Quarter 2004 –

Highlights

- Third Quarter 2004 Funds from Operations (FFO) of $1.12 Per Common Share (Diluted)
- Third Quarter 2004 Total Revenues Up 16%, FFO Up 8% and FFO Per Common Share (Diluted) Up 6% Over Third Quarter 2003
- Third Quarter 2004 Net Income Available to Common Stockholders of 58 Cents Per Share (Diluted)
- Redeemed 9.50% Series A Cumulative Redeemable Preferred Stock
- Executed 29 Leases for 496,000 Square Feet of Space
- Completed Acquisitions of Seven Properties Aggregating 478,000 Square Feet
- Purchased Land Parcels with Entitlements for Approximately 508,000 Square Feet

PASADENA, CA. – November 4, 2004 – Alexandria Real Estate Equities, Inc. (NYSE: ARE) today announced operating and financial results for the third quarter and nine months ended September 30, 2004.

For the third quarter of 2004, Alexandria reported FFO of $21,944,000, or $1.12 per common share (diluted), on total revenues of $46,510,000. Net income available to common stockholders for the third quarter of 2004 was $11,370,000, or 58 cents per share (diluted). For the nine months ended September 30, 2004, Alexandria reported FFO of $63,228,000, or $3.22 per common share (diluted), on total revenues of $132,808,000. Net income available to common stockholders for the nine months ended September 30, 2004 was $34,212,000, or $1.74 per share (diluted). FFO is a non-GAAP measure widely used by publicly traded real estate investment trusts. A reconciliation of GAAP net income to FFO, on a per common share basis (diluted), is included in the financial information accompanying this press release.

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In July 2004, the Company redeemed all 1,543,500 outstanding shares of its 9.50% Series A cumulative redeemable preferred stock ("Series A preferred stock") at a redemption price of $25.00 per share, plus $0.5409722 per share representing accumulated and unpaid dividends to the redemption date. The Company redeemed its Series A preferred stock with proceeds from the sale of 5,185,500 shares of 8.375% Series C cumulative redeemable preferred stock in the second quarter of 2004. In accordance with Emerging Issues Task Force Topic D-42 ("EITF Topic D-42"), "The Effect on the Calculation of Earnings Per Share for the Redemption or Induced Conversion of Preferred Stock", the Company recorded a charge of approximately $1,876,000 to net income available to common stockholders during the second quarter of 2004 for costs related to the redemption of its Series A preferred stock. Excluding this charge for the nine months ended September 30, 2004, FFO increased by 8% and FFO per common share (diluted) increased by 6%, compared to the nine months ended September 30, 2003. Excluding this charge and the gains and loss on property sales, net income available to common stockholders for the nine months ended September 30, 2004 increased by 10% and net income available to common stockholders per share (diluted) increased by 8%, compared to the nine months ended September 30, 2003.

The Company announced that it had executed a total of 29 leases during the third quarter of 2004 for approximately 496,000 square feet of space at 19 different properties (excluding 24 month-to-month leases for approximately 67,000 square feet, which were effective during the quarter). Of this total, approximately 229,000 square feet were for new or renewal leases related to previously leased space and approximately 267,000 square feet were for redeveloped, developed or previously vacant space. Of the 267,000 square feet, approximately 175,000 square feet were delivered from the Company's redevelopment or development programs, with the remaining approximately 92,000 square feet for previously vacant space. Rental rates for these new or renewal leases were on average approximately 8% higher (on a GAAP basis) than rental rates for expiring leases. For the nine months ended September 30, 2004, the Company signed a total of 63 leases for approximately 991,000 square feet (excluding month-to-month leases). Of this total, approximately 365,000 square feet were for redeveloped, developed or previously vacant space at 18 different properties, of which approximately 316,000 square feet were delivered from the Company's redevelopment and development programs. The remaining 626,000 square feet were for new or renewal space with rental rates on average approximately 8% higher (on a GAAP basis) than rental rates for expiring leases.

During the third quarter of 2004, the Company announced that it had acquired seven properties aggregating approximately 478,000 square feet in four markets. The Company purchased one property in the San Diego market, one property in the Southeast market, two properties in the New Jersey/Suburban Philadelphia market and three properties in the Suburban Washington D.C. market. The Company paid approximately $65.6 million cash for the properties together with the assumption of two secured notes payable totaling $12.2 million. Also, during the third quarter of 2004, the Company purchased land parcels with entitlements of approximately 508,000 square feet for $31.0 million cash.

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Based on the Company's current view of existing market conditions and certain current assumptions, the Company has updated its prior earnings guidance as follows:

	2004	2005
FFO per common share (diluted) *	$4.40	$4.78
Net income per common share (diluted) *	$2.27	$2.59
Preferred stock redemption charge	($0.10)	

* Includes preferred stock redemption charge and excludes gain on sale of real estate

In providing this guidance above, the Company has included the second quarter charge of approximately $1,876,000 for the costs of redemption of the Series A preferred stock in accordance with EITF Topic D-42.

Alexandria Real Estate Equities, Inc. is a publicly traded real estate investment trust focused principally on the ownership, operation, management, acquisition, expansion and selective redevelopment and development of properties containing office/laboratory space. Such properties are designed and improved for lease primarily to pharmaceutical, biotechnology, life science product, service, biodefense, educational and translational medicine institutions/entities, as well as related government agencies. Alexandria's portfolio currently consists of 103 properties comprising approximately 6.7 million square feet of office/laboratory space.

This press release contains forward-looking statements within the meaning of the federal securities laws. The Company's actual results may differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in the Company's Form 10-K Annual Report and other periodic reports filed with the Securities and Exchange Commission.

(Tables follow)

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended September 30, 2004	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003
Income statement data				
Total revenues	$ 46,510	$ 40,085	$ 132,808	$ 119,581
Expenses				
Rental operations	10,184	8,171	27,727	24,883
General and administrative	3,662	3,568	11,112	10,661
Interest	6,626	6,532	20,261	19,915
Depreciation and amortization	10,574	9,737	30,643	28,789
	31,046	28,008	89,743	84,248
Income from continuing operations	15,464	12,077	43,065	35,333
Income from discontinued operations, net	--	9,517	1,626	10,959
Net income	15,464	21,594	44,691	46,292
Dividends on preferred stock	4,094	2,225	8,603	6,674
Preferred stock redemption charge	--	--	1,876	--
Net income available to common stockholders	$ 11,370	$ 19,369	$ 34,212	$ 39,618
Weighted average shares of common stock outstanding				
-Basic	19,352,670	19,023,162	19,281,678	18,957,609
-Diluted	19,668,360	19,276,932	19,614,092	19,191,021
Basic income per common share				
Income from continuing operations	$ 0.80	$ 0.63	$ 2.23	$ 1.86
Income from discontinued operations, net	$ --	$ 0.50	$ 0.08	$ 0.58
Net income	$ 0.80	$ 1.14	$ 2.32	$ 2.44
Net income available to common stockholders	$ 0.59	$ 1.02	$ 1.77	$ 2.09
Diluted income per common share				
Income from continuing operations	$ 0.79	$ 0.63	$ 2.20	$ 1.84
Income from discontinued operations, net	$ --	$ 0.49	$ 0.08	$ 0.57
Net income	$ 0.79	$ 1.12	$ 2.28	$ 2.41
Net income available to common stockholders	$ 0.58	$ 1.00	$ 1.74	$ 2.06

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended September 30, 2004	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003
Funds from operations (1)				
Net income	$ 15,464	$ 21,594	$ 44,691	$ 46,292
Add				
Depreciation and amortization (2)	10,574	9,813	30,643	29,034
Subtract				
Dividends on preferred stock	(4,094)	(2,225)	(8,603)	(6,674)
Preferred stock redemption charge (3)	--	--	(1,876)	--
Gain/loss on sales of property (4)	--	(8,777)	(1,627)	(8,322)
Funds from operations (FFO)	$ 21,944	$ 20,405	$ 63,228	$ 60,330
FFO per common share				
-Basic	$ 1.13	$ 1.07	$ 3.28	$ 3.18
-Diluted	$ 1.12	$ 1.06	$ 3.22	$ 3.14
Reconciliation of net income per common share (diluted) to FFO per common share (diluted)				
Net income per common share (diluted)	$ 0.79	$ 1.12	$ 2.28	$ 2.41
Depreciation and amortization per common share (diluted) (2)	0.54	0.51	1.56	1.51
Dividends on preferred stock per common share (diluted)	(0.21)	(0.12)	(0.44)	(0.35)
Preferred stock redemption charge per common share (diluted) (3)	--	--	(0.10)	--
Gain/loss on sales of property per common share (diluted) (4)	--	(0.45)	(0.08)	(0.43)
FFO per common share (diluted)	$ 1.12	$ 1.06	$ 3.22	$ 3.14

	As of September 30, 2004	As of September 30, 2003
Balance sheet data		
Rental properties, net	$ 1,152,350	$ 942,794
Total assets	$ 1,523,679	$ 1,211,145
Total liabilities	$ 909,569	$ 709,783
Stockholders' equity	$ 614,110	$ 501,362

(1) GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the miscorrelation between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of Funds From Operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure by REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance of REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. We believe that net income is the most directly comparable GAAP financial measure to FFO.

(2) Includes depreciation and amortization on assets "held for sale" reflected as discontinued operations (for the periods prior to when such assets were designated as "held for sale").

(3) During the second quarter of 2004, the Company elected to redeem the 9.50% Series A cumulative redeemable preferred stock. Accordingly, in compliance with Emerging Issues Task Force Topic D-42, the Company recorded a charge of $1,876,000, or $0.10 per common share (diluted) in the second quarter of 2004 for costs related to the redemption of the Series A preferred stock.

(4) Gain/loss on sales of property relates to the disposition of a property in the Suburban Washington D.C. market during the quarter ended March 31, 2004, the disposition of a property in the Eastern Massachusetts market during the quarter ended September 30, 2003, and the disposition of a property in the San Francisco Bay market during the quarter ended March 31, 2003. Gain/loss on sales of property is included in the income statement in income from discontinued operations, net.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Supplemental Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

Quarterly Supplemental Financial Information

	For the Three Months Ended				
	09/30/2004	06/30/2004	03/31/2004	12/31/2003	09/30/2003
Operational data					
Breakdown of revenues from continuing operations (a)					
Rental income	$ 35,911	$ 34,489	$ 33,774	$ 32,686	$ 31,258
Tenant recoveries	9,615	8,426	8,314	7,645	8,122
Other income	984	608	687	648	705
Total	$ 46,510	$ 43,523	$ 42,775	$ 40,979	$ 40,085
Funds from operations per common share - diluted (b)	$ 1.12	$ 1.01 (c)	$ 1.10	$ 1.08	$ 1.06
Dividends per share on common stock	$ 0.64	$ 0.62	$ 0.60	$ 0.58	$ 0.56
Dividend payout ratio (common stock)	56.8%	60.7% (d)	54.2%	53.1%	52.6%

	As of				
	09/30/2004	06/30/2004	03/31/2004	12/31/2003	09/30/2003
Other data					
Number of shares of common stock outstanding					
at end of period	19,460,642	19,386,842	19,378,282	19,264,023	19,161,756
Number of properties (e)					
Acquired/completed during period	7	5	1	3	--
Sold/reconstructed during period	--	--	(1)	(1)	(1)
Owned at end of period	101	94	89	89	87
Square feet (e)					
Acquired/completed during period	477,659	218,132	103,816	215,824	--
Sold/reconstructed/expanded during period	--	45,033	(42,142)	(171,475)	(96,500)
Owned at end of period	6,490,500	6,012,841	5,749,676	5,688,002	5,643,653

(a) The historical results above exclude the results of assets "held for sale" which have been reflected as discontinued operations.

(b) The White Paper on Funds from Operations ("FFO") issued by the Board of Governors of the NAREIT in April 2002 defines FFO as net income (loss), computed in accordance with GAAP, excluding gains or (losses) from sales, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. See page 5 for a reconciliation of net income to FFO, the most directly comparable GAAP financial measure.

(c) FFO per common share (diluted) for the three months ended June 30, 2004 includes the effect of the preferred stock redemption charge of $1,876,000, or $0.10 per common share (diluted). Excluding the effect of this charge, FFO per common share (diluted) is $1.11.

(d) The dividend payout ratio (common stock) includes the effect of the preferred stock redemption charge. Excluding the impact of this charge, the dividend payout ratio (common stock) for the three months ended June 30, 2004 is 55.4%.

(e) Includes assets "held for sale" during the applicable periods such assets were "held for sale".

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Condensed Consolidated Balance Sheets
(In thousands)

	September 30, 2004		December 31, 2003
	(Unaudited)		
Assets			
Rental properties, net	$ 1,152,350	$	982,297
Properties under development	196,617		153,379
Cash and cash equivalents	5,330		4,985
Tenant security deposits and other restricted cash	14,879		11,057
Tenant receivables	2,351		1,969
Deferred rent	40,285		31,503
Investments	62,349		47,126
Other assets	49,518		40,261
Total assets	$ 1,523,679	$	1,272,577
Liabilities and Stockholders' Equity			
Secured notes payable	$ 371,046	$	320,007
Unsecured line of credit and unsecured term loan	476,000		389,000
Accounts payable, accrued expenses and tenant security deposits	46,234		43,408
Dividends payable	16,289		13,027
Total liabilities	909,569		765,442
Total stockholders' equity	614,110		507,135
Total liabilities and stockholders' equity	$ 1,523,679	$	1,272,577

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Debt
September 30, 2004
(Dollars in thousands)
(Unaudited)

Principal Maturities/Rates (1)

Year	Amount		Weighted Average Interest Rate	
2004	$ 1,619		6.84%	
2005	29,139	(2)	7.07%	(2)
2006	26,743		7.06%	(2)
2007	16,318		7.00%	
2008	39,110		6.95%	
Thereafter	257,959		6.94%	
Subtotal	370,888		6.98%	
Unamortized Premium	158			
Total	$ 371,046			

Secured and Unsecured Debt Analysis

	Balance		% of Balance	Weighted Average Interest Rate		Weighted Average Maturity
Secured Debt	$ 371,046		43.80%	6.85%		6.7 Years
Unsecured Debt	476,000	(3)	56.20%	3.04%	(3)	2.7 Years
Total Debt	$ 847,046		100.00%	4.70%		4.5 Years

Fixed and Floating Rate Debt Analysis

	Balance		% of Balance	Weighted Average Interest Rate		Weighted Average Maturity
Fixed Rate Debt	$ 345,144		40.75%	7.10%		7.2 Years
Floating Rate Debt	501,902	(3)	59.25%	3.06%	(3)	2.6 Years
Total Debt	$ 847,046		100.00%	4.70%		4.5 Years

(1) Excludes our unsecured line of credit and unsecured term loan.
(2) Of this amount, $22,257,000 represents the outstanding balance on a loan which has a maturity date of January 2005 and currently carries interest at 3.35% per annum. In November 2004, we exercised our option to extend the maturity date of this loan to January 2006. The weighted average interest rates for 2005 and 2006 would be 6.84% and 7.06%, respectively, based on this extended maturity date.
(3) A significant portion of our floating rate debt is hedged by existing swap agreements (see page 9). The interest rate on floating rate debt shown above does not reflect the impact of such swap agreements.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Interest Rate Swap Agreements [1]
September 30, 2004
(Dollars in thousands)
(Unaudited)

Transaction Dates	Effective Dates	Notional Amounts	Effective at September 30, 2004	Interest Pay Rates	Termination Dates
Hedges for Unsecured Line of Credit					
March 2002	December 31, 2002	$ 50,000	$ 50,000	5.364%	December 31, 2004
July 2002	January 1, 2003	$ 25,000	$ 25,000	3.855%	June 30, 2005
July 2002	January 1, 2003	$ 25,000	$ 25,000	3.865%	June 30, 2005
December 2002	January 2, 2003	$ 25,000	$ 25,000	3.285%	June 30, 2006
December 2002	January 2, 2003	$ 25,000	$ 25,000	3.285%	June 30, 2006
November 2002	June 1, 2003	$ 25,000	$ 25,000	3.115%	December 31, 2005
November 2002	June 1, 2003	$ 25,000	$ 25,000	3.155%	December 31, 2005
March 2004	December 31, 2004	$ 25,000	$ --	2.956%	December 31, 2006
March 2004	December 31, 2004	$ 25,000	$ --	2.956%	December 31, 2006
June 2004	June 30, 2005	$ 50,000	$ --	4.343%	June 30, 2007
			$ 200,000		
Hedges for Unsecured Term Loan					
December 2003	December 31,2003	$ 50,000	$ 50,000	1.530%	December 31, 2004
December 2003	December 31,2004	$ 50,000	$ --	3.000%	December 30, 2005
December 2003	December 30,2005	$ 50,000	$ --	4.150%	December 29, 2006
December 2003	December 29,2006	$ 50,000	$ --	5.090%	October 31, 2008
April 2004	April 30, 2004	$ 50,000	$ 50,000	1.550%	April 29, 2005
April 2004	April 29, 2005	$ 50,000	$ --	3.140%	April 28, 2006
April 2004	April 28, 2006	$ 50,000	$ --	4.230%	April 30, 2007
April 2004	April 30, 2007	$ 50,000	$ --	4.850%	April 30, 2008
			$ 100,000		
Total Interest Rate Swap Agreements in Effect at September 30, 2004			$ 300,000		

(1) For all interest rate swap agreements, interest is received based on one month LIBOR.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Operating Portfolio
September 30, 2004
(Dollars in thousands)

	Number of Properties	Rentable Square Feet	Annualized Base Rent	Occupancy Percentage
Markets				
California - Pasadena	1	31,343	$ 602	79.4% (1)
California - San Diego	21	1,007,413	27,750	96.3%
California - San Francisco Bay	10	642,578	19,918	100.0%
Eastern Massachusetts	12	730,633	21,934	87.1%
New Jersey/Suburban Philadelphia	7	456,785	7,625	100.0%
Southeast	6	340,994	5,451	81.4% (1)
Suburban Washington D.C.	21	1,629,734	28,638	97.8%
Washington - Seattle	7	597,273	21,913	100.0%
Total	85	5,436,753	$ 133,831	95.6% (2)

(1) All, or substantially all, of the vacant space is office or warehouse space.
(2) Excludes properties under full or partial redevelopment.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Same Property Comparisons
(Dollars in thousands)
(Unaudited)

	GAAP Basis (1)			Cash Basis (1)		
	Quarter Ended			Quarter Ended		
	9/30/04	9/30/03	% Change	9/30/04	9/30/03	% Change
Revenue (2)	$ 35,030	$ 33,776	3.7%	$ 33,539	$ 32,354	3.7%
Operating expenses	7,522	6,767	11.2%	7,522	6,767	11.2%
Revenue less operating expenses	$ 27,508	$ 27,009	1.8%	$ 26,017	$ 25,587	1.7% (3)

	GAAP Basis (1)			Cash Basis (1)		
	Nine Months Ended			Nine Months Ended		
	9/30/04	9/30/03	% Change	9/30/04	9/30/03	% Change
Revenue (2)	$ 98,814	$ 97,224	1.6%	$ 93,959	$ 93,151	0.9%
Operating expenses	20,139	19,812	1.7%	20,139	19,812	1.7%
Revenue less operating expenses	$ 78,675	$ 77,412	1.6%	$ 73,820	$ 73,339	0.7% (3)

NOTE: This summary represents operating data for all properties that were owned and fully operating for the entire periods presented (the "Third Quarter Same Properties" for the Quarter periods and "Nine Months Same Properties" for the Nine Month periods).

(1) Revenue less operating expenses computed under GAAP is total revenue associated with the Third Quarter Same Properties and the Nine Months Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses. Under GAAP, rental revenue is recognized on a straight-line basis over the respective lease terms. Revenue less operating expenses on a cash basis is total revenue associated with the Third Quarter Same Properties and Nine Months Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses, adjusted to exclude the effect of straight-line rent adjustments required by GAAP. Straight-line rent adjustments for the quarter ended September 30, 2004 and 2003 for the Third Quarter Same Properties were $1,491,000 and $1,422,000, respectively. Straight-line rent adjustments for the nine months ended September 30, 2004 and 2003 for the Nine Months Same Properties were $4,855,000 and $4,073,000, respectively. We believe that revenue less operating expenses on a cash basis is helpful to investors as an additional measure of operating performance because it eliminates non-cash adjustments to rental revenue.

(2) Fees received from tenants in connection with termination of their leases, if any, are excluded from revenue in the Same Property Comparisons.

(3) Cash basis revenues less operating expenses for the quarter and nine months periods were impacted by a rolldown of rents of $341,000 per quarter, pursuant to a 1993 lease with the U.S. Food & Drug Administration (in place when the Company purchased the property in 1996). Excluding the impact of this one rent rolldown, revenues less operating expenses on a cash basis for the Third Quarter Same Properties and Nine Months Same Properties would have been 2.9% and 1.9%, respectively.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Leasing Activity
For the Quarter Ended September 30, 2004

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes	TI's/Lease Commissions Per Square Foot	Average Lease Terms
Leasing Activity							
Lease Expirations							
Cash Basis	45	371,625	$28.69	--	--	--	--
GAAP Basis	45	371,625	$30.55	--	--	--	--
Renewed/Releasable Space Leased							
Cash Basis	17	229,474	$30.73	$32.57	6.0%	$0.27	2.0 years
GAAP Basis	17	229,474	$34.44	$37.11	7.8%	$0.27	2.0 years
Month-to-Month Leases In Effect							
Cash Basis	24	67,065	$22.80	$22.85	0.2%	--	--
GAAP Basis	24	67,065	$22.80	$22.85	0.2%	--	--
Redeveloped/Developed/ Vacant Space Leased							
Cash Basis	12	266,820	--	$18.64	--	$14.68	6.8 years
GAAP Basis	12	266,820	--	$20.49	--	$14.68	6.8 years
Leasing Activity Summary							
Excluding Month-to-Month Leases							
Cash Basis	29	496,294	--	$25.08	--	$8.02	4.6 years
GAAP Basis	29	496,294	--	$28.18	--	$8.02	4.6 years
Including Month-to-Month Leases							
Cash Basis	53	563,359	--	$24.82	--	--	--
GAAP Basis	53	563,359	--	$27.54	--	--	--

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Leasing Activity
For the Nine Months Ended September 30, 2004

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes	TI's/Lease Commissions Per Square Foot	Average Lease Terms
Leasing Activity							
Lease Expirations							
Cash Basis	74	955,762	$24.37	--	--	--	--
GAAP Basis	74	955,762	$25.80	--	--	--	--
Renewed/Releasable Space Leased							
Cash Basis	38	625,983	$24.09	$24.80	2.9%	$2.50	4.7 years
GAAP Basis	38	625,983	$26.01	$28.05	7.8%	$2.50	4.7 years
Month-to-Month Leases In Effect							
Cash Basis	24	67,065	$22.68	$22.85	0.7%	--	--
GAAP Basis	24	67,065	$22.65	$22.85	0.9%	--	--
Redeveloped/Developed/ Vacant Space Leased							
Cash Basis	25	364,805	--	$23.64	--	$20.66	8.6 years
GAAP Basis	25	364,805	--	$28.92	--	$20.66	8.6 years
Leasing Activity Summary							
Excluding Month-to-Month Leases							
Cash Basis	63	990,788	--	$24.37	--	$9.19	6.1 years
GAAP Basis	63	990,788	--	$28.37	--	$9.19	6.1 years
Including Month-to-Month Leases							
Cash Basis	87	1,057,853	--	$24.27	--	--	--
GAAP Basis	87	1,057,853	--	$28.02	--	--	--

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Lease Expirations
September 30, 2004

Year of Lease Expiration	Number of Leases Expiring		Square Footage of Expiring Leases	Percentage of Aggregate Portfolio Leased Square Feet	Annualized Base Rent of Expiring Leases (per square foot)
2004	40	(1)	232,500	4.1%	$24.29
2005	37		367,277	6.5%	$27.70
2006	41		862,691	15.3%	$24.44
2007	19		341,825	6.1%	$23.98
2008	14		368,045	6.5%	$26.45

(1) Includes 24 month-to-month leases for approximately 67,000 square feet.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Properties Under Development
September 30, 2004

Markets	Estimated In-Service Dates	Total Rentable Square Footage
California – San Diego	1Q05	45,000
Southeast	2Q05	96,000
Suburban Washington D.C.	4Q04	95,000
Suburban Washington D.C.	2Q05	73,000
Washington – Seattle	4Q04	55,000 (1)
Total		364,000

(1) Excludes certain phases of the property which were delivered to tenants during 2004.

Our properties under development are ground-up development projects of office/laboratory facilities. As required under GAAP, interest is being capitalized on these projects, as activities are ongoing to bring the assets to their intended use.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Properties Under Redevelopment
September 30, 2004

Markets	Estimated In-Service Dates	Total Rentable Square Footage of Property	Total Square Footage Being Redeveloped
California – San Diego	4Q05	18,173	18,173
California – San Diego	4Q05	17,590	17,590
California – San Diego	3Q05	71,510	71,510
California – San Francisco Bay	Various	153,837	24,761 (1)
California – San Francisco Bay	Various	98,964	56,332 (1)
California – San Francisco Bay	4Q04	32,074	11,000 (1)
Eastern Massachusetts	1Q05	96,150	66,540
Eastern Massachusetts	4Q04	46,700	46,700
New Jersey/Suburban Philadelphia	2Q05	42,600	42,600
Southeast	Various	119,916	42,912 (1)
Suburban Washington D.C.	4Q05	131,415	52,449
Suburban Washington D.C.	4Q04	53,595	13,448
Suburban Washington D.C.	3Q05	92,449	92,449
Washington – Seattle	TBD	46,303	22,759 (2)
Washington – Seattle	3Q05	32,471	32,471
Total		1,053,747	611,694

(1) Subject property contains multiple buildings, some of which are being redeveloped with various estimated in-service dates.

(2) Property will be demolished and a new building will be constructed based on significant new entitlements received in 2003.

Our redevelopment program involves activities necessary for the permanent change of use of applicable redevelopment space to office/laboratory space. For properties undergoing redevelopment, the entire property is excluded from the operating portfolio and related statistics (e.g. occupancy information, same property performance, etc.). As required under GAAP, interest is capitalized on redevelopment properties on the basis allocable only to the portion undergoing redevelopment. Average occupancy for properties under full or partial redevelopment as of September 30, 2004 was 42.0% and is not included in the occupancy of the operating portfolio.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Capital Costs
For the Nine Months Ended September 30, 2004
(In thousands)

Property-related capital expenditures (1)	$ 3,258
Leasing costs (2)	$ 584
Property-related redevelopment costs (3)	$ 48,659
Property-related development costs	$ 74,118

(1) Property-related capital expenditures include all capital expenditures except capital expenditures that are recoverable from tenants, revenue-enhancing capital expenditures or costs related to the redevelopment of a property. Capital expenditures fluctuate in any given period due to the nature, extent or timing of improvements required and the extent to which they are recoverable from tenants. Property-related capital expenditures also include an HVAC system upgrade at one property totaling approximately $1.3 million for the nine months ended September 30, 2004. Approximately 92% of our leases (based on rentable square feet) provide for the recapture of certain capital expenditures (such as HVAC systems maintenance and/or replacement, roof replacement and parking lot resurfacing). In addition, we implement an active preventative maintenance program at each of our properties to minimize capital expenditures.
(2) Leasing costs consist of tenant improvements and leasing commissions related to leasing of acquired vacant space and second generation space. Leasing costs exclude tenant improvements that are revenue-enhancing.
(3) Includes certain capital expenditures recoverable from tenants of approximately $1,722,000.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Conference Call Information
For the Third Quarter and Nine Months Ended September 30, 2004

       Alexandria Real Estate Equities, Inc. will be hosting a conference call to discuss its operating and financial results for the third quarter and nine months ended September 30, 2004:

Date:	November 5, 2004
Time:	1:00 P.M. Eastern Standard Time
Phone Number:	(913) 981-5509
Confirmation Code:	818206